Exhibit 99.1

Lanvin Group Announces Strategic Carve-Out of Caruso

Shanghai, February 6, 2026 — Lanvin Group (NYSE: LANV) today announced that it has completed the sale of Caruso, a luxury Italian menswear manufacturer and brand, to MondeVita Italy S.r.l., a subsidiary of Mondevo Group.

The transaction reflects Lanvin Group’s commitment to focus on the sustainable development of heartland brands. For Mondevo Group, the acquisition marks a defining moment in the build-up of MondeVita, its dedicated lifestyle and luxury division, focused on consolidating and elevating exceptional heritage brands across premium beverages, luxury goods, hospitality, and wellness.

About Lanvin Group

Lanvin Group is a leading global luxury fashion group headquartered in Shanghai, China and Milan, Italy, managing iconic brands worldwide including Lanvin, Wolford, Sergio Rossi and St. John Knits. Harnessing the power of its unique strategic alliance of industry-leading partners in the luxury fashion sector, Lanvin Group strives to expand the global footprint of its portfolio brands and achieve sustainable growth through strategic investment and extensive operational know-how, combined with an intimate understanding and unparalleled access to the fastest-growing luxury fashion markets in the world. The shares of Lanvin Group are listed on the New York Stock Exchange under the ticker symbol “LANV”. For more information about Lanvin Group, please visit www.lanvin-group.com, and to view Lanvin Group’s investor presentation, please visit https://ir.lanvin-group.com.

About MondeVita

MondeVita is the lifestyle and luxury division of Mondevo Group, created in response to a clear desire among family offices to invest in sectors they are genuinely passionate about - from premium beverages and luxury goods to hospitality and wellness. These sectors are rich with opportunity but remain highly fragmented, with niche players operating in limited geographies and often constrained by insufficient capital or lack of strategic expertise. MondeVita aims to consolidate and elevate this landscape by building a portfolio of best-in-class companies that can thrive through shared capabilities, cross-portfolio synergies, and economies of scale.

About Mondevo Group

Mondevo Group is a multi-divisional holding company headquartered in Abu Dhabi, operating at the intersection of technology, investment, and lifestyle. The group’s divisions span wealth management, venture capital, luxury and lifestyle, and foundational technology platforms. Mondevo’s mission is to harness AI-native capabilities and a global network of ultra-high-net-worth families to build enduring businesses across sectors with high barriers to entry and strong long-term growth potential.

About Raffaele Caruso S.p.A.

Raffaele Caruso S.p.A. is an Italian company active in high-end sartorial manufacturing, headquartered in Soragna (Parma). Founded in 1964, the company operates as a trusted industrial partner to some of the world’s most prestigious global fashion houses and develops, through the Caruso brand, menswear collections distributed through a selective network of high-end multi-brand retailers. The Caruso brand is recognised for its distinctive positioning of Playful Elegance, combining sartorial rigour, lightness and a contemporary interpretation of Italian style. With over 450 employees, Raffaele Caruso S.p.A. brings together manufacturing expertise, industrial scale and a strong brand identity.

Enquiries:

Media

Lanvin Group

Winni Ren

winni.ren@lanvin-group.com

Investors

Lanvin Group

Coco Wang
coco.wang@lanvin-group.com

Mondevo Group

Investor Relations

ir@mondevogroup.com

Caruso

Michele Leoni

m.leoni@besidecom.com

Luigi Bottani

l.bottani@besidecom.com

2